TOMRA®

RECEIVED

2007 APR 25 A 10:15

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington, D.C. 20549
U.S.A.

07022921

Asker, 18 April 2007

Dear Sir/Madam,

Please find enclosed copies of recent stock exchange announcements by Tomra Systems ASA. The information is furnished as part of our ongoing obligations pursuant to Rule 12g3-2(b).

Best regards

PROCESSED
APR 30 2007
THOMSON FINANCIAL

Håkon Volldal
VP Investor Relations & Business Development
Tomra Systems ASA
P.O. Box 278
N-1372 Asker
Norway

18.04.2007 07:32:33 Marked=OB Utsteder=Tomra Systems ASA Instrument=TOM **FIRST QUARTER 2007 RESULTS** delårsresultat

Revenues of 794 MNOK (-3 percent relative to 822 MNOK in first quarter 2006)
Operating profit of 73 MNOK (123 MNOK in first quarter 2006)
Cash flow from operations of 30 MNOK (36 MNOK in first quarter 2006)

Collection Technology - Deposit Solutions
Revenues equaled 372 MNOK first quarter 2007, a decrease of 26 percent compared to first quarter 2006 due to lower machine sales to Germany. TOMRA installed 450 new machines in Germany in the first quarter 2007 compared to 2,000 machines in the first quarter last year. In early April the company received two extension orders for a total of 800 new machines. These machines will most likely be delivered in second half 2007. The operating profit in the quarter came in at 57 MNOK versus 116 MNOK in 2006.

Materials Handling
Revenues in first quarter 2007 increased by 20 percent to 39.0 MUSD. The gross margin decreased from 20 percent to 17 percent due to unfavorable revenue mix on the US East Cost. Operating profit decreased from 14 MNOK in first quarter 2006 to 13 MNOK in first quarter 2007.

Industrial Processing Technology
First quarter 2007 showed year-over-year growth in revenues of 63 percent, ending at 163 MNOK. Growth was primarily driven by strong momentum in TiTech and the inclusion of CommoDaS. Last year`s operating profit of 13 MNOK increased to a profit of 31 MNOK.

Collection Technology - Non-Deposit Solutions
In the first quarter 2007 TOMRA booked 16 MNOK in revenues in this segment compared to 1 MNOK in 2006. The increase is due to the recycling centers being installed at Tesco stores in the UK. Costs related to the roll-out of these centers are the main reason for a negative gross margin and high operational expenses.

Asker, 17 April 2007
Tomra Systems ASA

TOMRA®

FIRST QUARTER 2007

Highlights from first quarter 2007 include:

- Revenues of 794 MNOK (822 MNOK in first quarter 2006)
- Operating profit of 73 MNOK (123 MNOK in first quarter 2006)
- Cash flow from operations of 30 MNOK (36 MNOK in first quarter 2006)
- Good momentum in Nordic and European RVM markets, Germany and US down versus last year
- Materials handling negatively impacted by bad weather conditions in the US
- Very strong performance in Industrial Processing Technology
- High costs of roll-out in the UK

CONSOLIDATED FINANCIALS

Revenues in the first quarter 2007 amounted to 794 MNOK, down 3 percent from 822 MNOK in first quarter last year. Organic growth adjusted for currency fluctuations and the acquisition of CommoDaS was negative at 5 percent.

Gross margin equaled 36 percent in the quarter, which is down from 38 percent in the corresponding period in 2006. Operating profit in the quarter equaled 73 MNOK versus 123 MNOK in the first quarter last year. Compared to last year, most units have improved performance, however the decrease in sales of reverse vending machines to Germany from an extraordinary high level in first quarter 2006 impacts the performance negatively.

Cash flow from operations in the first quarter equaled 30 MNOK, and the total cash balance at the end of the quarter was 48 MNOK, down from 370 MNOK at the same point in time in 2006. The main reason for the negative change in the cash balance and increased interest bearing debt versus 2006 is the share buyback programs running in 2006 and 2007.

SEGMENT REPORTING

Collection Technology – Deposit Solutions

Revenues in the segment equaled 372 MNOK in first quarter 2007, a decrease of 26 percent versus last year as a result of lower machine sales to Germany. Gross margin equaled 43 percent, down from 44 percent last year. The margin is slowly moving back to pre-Germany levels. Operating profit decreased from 116 MNOK in first quarter 2006 to 57 MNOK in 2007.

Figures in NOK million	1q07	1q06
Revenues	372	503
- Nordic	*111*	*95*
- Central Europe	*182*	*314*
- US East & Canada	*79*	*94*
Gross contribution	160	222
- in %	*43%*	*44%*
Operating expenses	103	106
Operating profit	57	116
- in %	*15%*	*23%*

Europe

Revenues in Europe equaled 293 MNOK in the first quarter 2007, down 28 percent versus first quarter last year. Adjusted for currency fluctuations the decrease was 29 percent.

TOMRA installed 450 new machines in Germany in the first quarter 2007 compared to 2,000 machines in the first quarter last year. In early April the company received two extension orders for a total of 800 new machines. These machines will most likely be delivered in second half 2007. Since 2005 TOMRA has received orders for approximately 10,600 machines. More orders are expected to materialize, but the timing is difficult to predict. A combination of favorable manual handling arrangements and decentralized decision processes in big retail groups is the main reason for the limited visibility.

Revenues from European markets outside of Germany increased significantly in the quarter. In the Nordic countries revenues grew by 17 percent. This was to some extent driven by increased machine placements in Finland due to the forthcoming implementation of deposit on plastic bottles from 1 January 2008. In Western Europe and Eastern Europe revenues increased by 22 percent and 26 percent respectively.

US East & Canada

Revenues in US East and Canada equaled 12.6 MUSD in first quarter 2007. This is down 9 percent from first quarter 2006. Revenues measured in NOK decreased by 15 percent to 79 million. There are two main reasons for this decline. First, sales placements are down 25 percent compared to 2006 as last year was positively impacted by significant machine placements in Michigan and New York. Second, bad weather conditions on the US East Coast in combination with a shift in consumption from deposit to non-deposit containers negatively impacted return volumes by 9 percent.

Materials Handling

Revenues in the first quarter 2007 increased by 20 percent to 39.0 MUSD. Measured in NOK, revenues increased by 11 percent to 243 million. The gross margin decreased from 20 percent in 2006 to 17 percent in the first quarter this year due to unfavorable revenue mix on the US East Coast. Higher margin pick-up and processing fees were down 7 percent due to bad weather conditions.

Consequently, operating profits were also down compared to the first quarter 2007.

Figures in NOK million	1q07	1q06
Revenues	243	218
- US East & Canada	*108*	*114*
- US West	*135*	*104*
Gross contribution	42	43
- in %	*17%*	*20%*
Operating expenses	29	29
Operating profit	13	14
- in %	*5%*	*7%*

US East & Canada

Revenues increased by 2 percent to 17.4 MUSD in the quarter. Growth was driven by lower margin glass processing activities but offset by a decline in higher margin pick-up and processing fees as commented above.

California

The Californian operations experienced a revenue increase of 38 percent to 21.6 MUSD in first quarter due to favorable commodity pricing and 16 percent collection volume growth versus prior year, which was driven by the increase in the deposit value as of January 2007.

Industrial Processing Technology

First quarter 2007 showed year-over-year growth in revenues of 63 percent. Growth was primarily driven by strong momentum in TiTech and the inclusion of CommoDaS. Last year's operating profit of 13 MNOK increased to a profit of 31 MNOK.

Figures in NOK million	1q07	1q06
Revenues	163	100
- Nordic	*21*	*9*
- Central Europe & UK	*68*	*56*
- Rest of Europe	*42*	*11*
- US East & Canada	*10*	*7*
- Rest of World	*22*	*17*
Gross contribution	84	48
- in %	*52%*	*49%*
Operating expenses	53	35
Operating profit	31	13
- in %	*19%*	*13%*

Recognition & sorting platform

TiTech had a very strong start of the year based on a solid order backlog and strong demand for TiTech scanners going into 2007. High sales in combination with a stable gross margin and controlled operational expenses resulted in strong profits. Demand continues to be strong, however year-over-year growth is expected to be weaker in second half 2007 than in first half 2007.

CommoDaS increased sales compared to last year (note that CommoDaS was acquired by TOMRA in 2006 and consolidated from third quarter 2006) and contributed positively to the bottom line. Margins also developed favourably on the back of higher sales.

Volume reduction platform

All in all the Orwak Group had a weak first quarter in 2007. AB Orwak had a positive development with an organic growth of 10 percent and improved gross margin, which resulted in increased operating profit compared to last year. Presona AB on the other hand generated operating losses due to costs of 4 MNOK related to restructuring and management changes. New management will be in place during second quarter this year.

Collection Technology – Non-Deposit Solutions

In the first quarter 2007 TOMRA booked 16 MNOK in revenues in this segment compared to 1 MNOK in 2006. The increase is due to the recycling centers being installed at Tesco stores in the UK. Costs related to the roll-out of these centers are the main reason for the negative gross margin and high operational expenses.

Figures in NOK million	1q07	1q06
Revenues	16	1
- Central Europe & UK	*15*	*-*
- Rest of World	*1*	*1*
Gross contribution	(3)	0
- in %	-	*0*
Operating expenses	21	16
Operating profit	(24)	(16)

The UK

The first 15 out of a total of 100 centers have now been shipped and installed at Tesco stores in the UK. Cost of goods sold was high as a consequence of start-up costs and sourcing of parts and components on short notice in the previous quarter when TOMRA had to replace its main sub-supplier. From second quarter 2007 cost of goods sold per center is expected to come significantly down.

Operating expenses were also high in the first quarter 2007 compared to 2006. This is to some extent explained by the establishment of the Tomra UK organization including a remote control center. Very high return volumes at several centers have put pressure on the collection system in terms of logistics and maintenance. This led to increased operational expenses as new processes for handling these challenges have been initiated, and more resources have been allocated to the project to ensure smooth center operations.

Japan

Approximately 50 machines have been installed so far. With a new product (T-63) ready to be rolled out in April we expect to get close to the original target of 100 machines by the end of summer 2007.

In terms of the various business models now being tested in Japan, the so-called "Recycling Service Provider" (RSP) model looks to be the most interesting one. In this model customers pay a fee per item/kg returned via reverse vending machines instead of buying the machines. This keeps the customer's upfront investment at a minimum while cost benefits can be captured immediately. For TOMRA/Sumitomo this model might therefore increase the speed of deployment of automated collection solutions in Japan. On the other hand TOMRA's revenues will materialize a bit slower than in a normal sales model.

Other markets

TOMRA's new recycling solutions developed for markets without deposit on beverage containers are attracting interest from various stakeholders in different markets. Several discussions with potential new customers are ongoing. As TOMRA needs to build more scale, discussions with customers that could potentially order a significant number of machines are prioritized.

Moreover, TOMRA is expanding its product offering for non-deposit collection solutions. New products are developed based on either the traditional reverse vending machine platform or the TRC (UK) platform. Whereas the basic components in the products are the same, they have to be tailored to the needs of the different local markets such as existing recycling schemes, container volumes, container universe, consumer behavior etc. To accommodate the different needs, TOMRA has developed smaller variants of the Tesco recycling center, a kiosk solution based on reverse vending machine technology and different standalone products.

SHARES AND SHAREHOLDERS

The total number of shares outstanding at the end of first quarter 2007 was 164,690,217, including 2,934,614 treasury shares held by TOMRA. The total number of shareholders decreased from 12,218 at the end of 2006 to 10,979 at the end of first quarter 2007. 59.8 percent of TOMRA's shareholders at the end of first quarter 2007 were Norwegian residents.

TOMRA's share price increased from NOK 43.00 to NOK 43.75 during first quarter 2007. The number of shares traded at the Oslo Stock Exchange in the first quarter 2007 was 116 million shares compared to 166 million in first quarter 2006.

Asker, 17 April 2007

The Board of Directors
TOMRA SYSTEMS ASA

Jan Chr. Opsahl	Amund Skarholt
Chairman of the Board	President & CEO

FINANCIAL STATEMENT – FIRST QUARTER 2007

INCOME STATEMENT (Figures in NOK million)	1st Quarter 2007	1st Quarter 2006	Full year 2006
Operating revenues	793.9	822.4	3965.0
Cost of goods sold	492.7	488.3	2452.5
Depreciations/write-down	18.2	20.9	79.7
Gross contribution	*283.0*	*313.2*	*1432.8*
Operating expenses	189.1	168.6	684.0
Depreciations/write-down	21.3	21.2	93.8
Operating profit	*72.6*	*123.4*	*655.0*
Net financial income	(2.5)	2.0	1.2
Profit before tax	*70.1*	*125.4*	*656.2*
Taxes	23.8	41.4	216.3
Net profit for the period	*46.3*	*84.0*	*439.9*
Minority interest	(1.5)	(1.7)	(12.7)
Earnings per share (NOK)	*0.27*	*0.47*	*2.48*

BALANCE SHEET	31 March		31 December
(Figures in NOK million)	2007	2006	2006
ASSETS			
Intangible assets	764.0	688.1	775.8
Leasing equipment	105.9	138.9	117.9
Other fixed assets	621.4	657.7	632.9
Inventory	510.8	398.9	524.5
Short-term receivables	903.5	833.3	972.6
Cash and cash equivalents	47.6	370.1	286.4
TOTAL ASSETS	*2953.2*	*3087.0*	*3310.1*
LIABILITIES & EQUITY			
Paid-in capital	1580.0	1592.0	1582.7
Retained earnings	269.4	513.4	388.9
Minority interests	64.1	76.9	65.8
Deferred taxes	20.6	19.6	19.8
Long-term interest-bearing liabilities	237.1	22.6	372.3
Short-term interest-bearing liabilities	43.0	22.1	7.8
Other liabilities	739.0	840.4	872.8
TOTAL LIABILITIES & EQUITY	*2953.2*	*3087.0*	*3310.1*

CASH FLOW STATEMENT	1st Quarter		Full year
(Figures in NOK million)	2007	2006	2006
Profit before taxes	70.1	125.4	656.2
Changes in working capital	(57.5)	(80.9)	(339.2)
Other operating changes	17.5	(8.5)	29.1
Total cash flow from operations	30.1	36.0	346.1
Total cash flow from investments	(32.3)	(25.9)	(252.4)
Total cash flow from financing	(231.3)	(125.4)	(300.3)
Total cash flow for period	*(233.5)*	*(115.3)*	*(206.6)*
Exchange rate effect on cash	(5.3)	(6.0)	1.6
Opening cash balance	286.4	491.4	491.4
Closing cash balance	47.6	370.1	286.4

EQUITY	Accumulated 31 March		Full Year
(Figures in NOK million)	2007	2006	2006
Opening balance	*1971.6*	*2165.9*	*2165.9*
Net profit	44.8	82.3	427.1
Translation difference	(41.1)	(38.5)	(82.1)
Equity settled transactions	0.0	(93.8)	(63.0)
Other equity adjustments	0.0	9.8	0.0
Dividend paid	0.0	0.0	(60.9)
Net purchase of own shares	(125.9)	(20.3)	(415.4)
Closing balance	*1849.4*	*2105.4*	*1971.6*

INTERIM RESULTS	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
(Figures in NOK million)	2007	2006	2006	2006	2006
Operating revenues (MNOK)	793.9	1054.2	1068.0	1020.4	822.4
EBITDA (MNOK)	112.1	185.1	234.2	243.7	165.5
Operating profit (MNOK)	72.6	134.8	194.1	202.7	123.4
Sales growth (year-on-year) (%)	(3.5)	56.2	66.5	72.1	63.2
Gross margin (%)	35.6	33.0	35.2	38.8	38.1
Operating margin (%)	9.1	12.8	18.2	19.9	15.0
EPS (NOK)	0.27	0.54	0.71	0.76	0.47
EPS (NOK) fully diluted	0.27	0.54	0.71	0.76	0.47

NOTES:

The 2007 and 2006 financial figures have been prepared and presented based upon International Financial Reporting Standards (IFRS). This quarterly report has been prepared in accordance with IAS34, and in accordance with the principles used in the annual accounts for 2006. The quarterly figures do not however include all information required for a full annual financial statement of the Group and should be read in conjunction with the annual financial statement for 2006. The quarterly figures have not been audited. The quarterly reports require management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ form these estimates. The significant judgments made by management in preparing these condensed consolidated interim financial statements in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as of and for the year ending 31 December 2006.

Revenue recognition: Revenues from sales and sales-type leases of the company's products are generally recognized at the time of installation. Revenues from service contracts and operating leases of the company's products are recognized over the duration of the related agreements. Other service revenues are recognized when services are provided.

Use of financial instruments: The Group does not apply hedge accounting in accordance with IAS39 on any contracts as of 31 March 2007.

Seasonality: The Materials Handling operations, and to some extent the US Collection Technology operations, are influenced by seasonality. The seasonality mirrors the beverage consumption pattern in the US, which normally is higher during the summer (2Q and 3Q) than during the winter (1Q and 4Q).

Segment reporting: TOMRA has divided its primary reporting format into four business segments: Collection Technology – Deposit Solutions, Materials Handling, Industrial Processing Technology and Collection Technology – Non-Deposit Solutions. In addition, the corporate overhead costs are reported in a separate column. The split is based upon the risk- and return profile of the Group's different activities; also taking into consideration TOMRA's internal reporting structure.

- Collection Technology - Deposit Solutions consists of the sale, lease and servicing of RVMs to retail stores in Europe and North America plus related data management systems, which monitor container collection volumes and related cash flows.
- Materials Handling consists of pick-up, transportation and processing of empty beverage containers on behalf of beverage producers/fillers on the US East Coast and in Canada. In addition, this segment includes the collection activities in California, where TOMRA owns and operates a number of collection centers outside retail stores.
- Industrial Processing Technology consists of TiTech Visionsort and CommoDaS, which provide advanced optical sorting systems, and Orwak Group, a leading provider of compaction solutions for recyclables such as cardboard, paper and plast
- Collection Technology – Non-Deposit Solutions consist of general business development activities and projects in e.g. Japan and UK. The segment includes activities related to the Tomra Recycling Center (TRC), a fully automated low cost recycling center for non-deposit markets.
- Group Functions consist of costs related to corporate functions at TOMRA's headquarters.

Assets and liabilities are distributed on the different business segments, except for cash, interest-bearing debt and tax-positions, which are allocated to Group Functions. There are no material segment revenues from transactions with other segments.

APPENDIX: SEGMENT FINANCIALS

SEGMENT	Collection Technology – Deposit Solutions		Materials Handling		Industrial Processing Technology		Collection Technology – Non-Deposit Solutions		Group Functions		Total	
(Figures in NOK millions)	1st Quarter		1st Quarter		1st Quarter		1st Quarter		1st Quarter		1st Quarter	
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Revenues	372	503	243	218	163	100	16	1	-	-	794	822
- Nordic	*111*	*95*	-	-	*21*	*9*	-	-	-	-	*132*	*104*
- Central Europe & UK	*182*	*314*	-	-	*68*	*56*	15	-	-	-	*265*	*370*
- Rest of Europe	-	-	-	-	*42*	*11*	-	-	-	-	*42*	*11*
- US East & Canada	*79*	*94*	*108*	*114*	*10*	*7*	-	-	-	-	*197*	*215*
- US West	-	-	*135*	*104*	-	-	-	-	-	-	*135*	*104*
- Rest of World	-	-	-	-	*22*	*17*	*1*	*1*	-	-	*23*	*18*
Gross contribution	160	222	42	43	84	48	(3)	0	-	-	283	313
- in %	*43%*	*44%*	*17%*	*20%*	*52%*	*49%*	-	-	-	-	*36%*	*38%*
Operating profit	57	116	13	14	31	13	(24)	(16)	(4)	(4)	73	123
- in %	*15%*	*23%*	*5%*	*7%*	*19%*	*13%*	-	-	-	-	*9%*	*15%*
Assets	1413	1417	687	674	701	507	44	5	108	484	2953	3087
Liabilities	483	628	64	80	139	74	2	2	352	121	1040	1097

Helping the world recycle

TOMRA


...e world recycle

www.tomra.com

First Quarter 2007

Financial highlights – Profit and loss statement

TOMRA

Figures in NOK million	1Q 2007	1Q 2006
Revenues	794	822
• Collection Technology, Deposit Solutions	372	503
• Materials Handling	243	218
• Industrial Processing Technology	163	100
• Collection Technology, Non-Deposit Solutions	16	1
Gross contribution	283	313
Gross margin	*36%*	*38%*
Operating expenses	210	190
Operating profit	73	123
Operating margin	*9%*	*15%*

Helping the world recycle

Financial highlights - Balance sheet, cash flow and capital structure

TOMRA

Figures in NOK million	1Q 2007	1Q 2006
ASSETS	2,953	3,087
• Intangible assets	764	688
• Leasing equipment	106	139
• Other fixed assets	621	658
• Inventory	511	399
• Short-term receivables	903	833
• Cash and cash equivalents	48	370

- **Cash flow from operations**
  - 30 MNOK in 1Q 2007, 36 MNOK in 1Q 2006
  - Working capital increased during 1Q due to high activities in TITech and ramp-up of TRC production and installations
- **Share buy-backs**
  - 126 MNOK spent on share buy-backs in 1Q 2007
  - 2.9 million shares bought back so far under current program obtained in December 2006

Helping the world recycle

Helping the world recycle

TOMRA



Collection Technology
Deposit Solutions

Collection Technology (deposit) – Financials

Figures in NOK million	1Q 2007	1Q 2006	1Q 2005
Revenues	372	503	250
• Nordic	111	95	85
• Central Europe & UK	182	314	84
• US East/Canada	79	94	81
Gross contribution ***in %***	160 *43%*	222 *44%*	123 *49%*
Operating expenses	103	106	92
Operating profit ***in %***	57 *15%*	116 *23%*	31 *12%*

Helping the world recycle

Collection Technology (deposit) – Highlights

Europe

Revenues of 293 MNOK, down 28% versus 2006; currency effects had minor impact on the figures

- ~450 RVM installations in Germany vs. 2,000 last year.
- Strong quarter in the Nordics, up 17% compared to 2006 helped by e.g. strong performance in Norway and March month in Finland
- Western Europe up 22% and Eastern Europe up 26% versus 2006

North America

Revenues of 12.6 MUSD, down 9% versus 2006; measured in NOK revenues declined 15% to 79 MNOK

- Sales placements are down 25 percent as last year was positively impacted by significant machine placements in Michigan and New York
- Bad weather conditions and to some extent the shift in consumption from deposit towards non-deposit containers impacted volumes negatively by 9%

Helping the world recycle

Order status in Germany

ESTIMATES

Demand for RVMs in Germany
Number of machines


~30,000
~18,000
~7,400
Others
TOMRA
Accumulated market potential 2006-2008
Orders awarded so far

- TOMRA received orders for 800 new machines in early April 2007
  - Combined volumes from two existing customers
  - Proof that TOMRA's solutions are working according to customers' expectations
- Further orders ***will*** materialize, but timing still uncertain
  - Some retailers entered into favorable manual handling agreements last year, however contracts will expire and prices for manul handling will increase
  - Retailers with decentralized structures implement RVMs at a slower pace

Helping the world recycle

Installation schedule in Germany

ESTIMATES

Installation of ordered machines
Number of machines


2005
~ 100
2006
~ 8,800
1Q07
~ 450
2Q07
~ 450
3Q07
~ 300
4Q07
~ 300
2007
~ 1,500
2008
~200
TOTAL
~10,600

- **450 (new) machines delivered in Q1**
- **The order for 800 machines received in April likely taken to P&L during second half 2007 and first quarter 2008**
- **Potential new orders likely taken to P&L in second half 2007**

Helping the world recycle

Helping the world recycle

TOMRA



Materials Handling

Materials Handling – Highlights

TOMRA

US East/ Canada

- Revenues of 17.4 MUSD, up 2% versus 2006; measured in NOK revenues equaled 108 MNOK, which is down 4%
- Profitability negatively impacted by unfavorable revenue mix
  - Pick-up and processing fees down on 7% decline in container volumes mainly due to bad weather conditions and shift in container consumption
  - Increase in lower margin glass processing revenues



US West (California)

- Revenues of 21.6 MUSD, up 38% versus last year; 29% increase measured in NOK to 135 MNOK
- Increase driven by attractive commodity prices and strong commercial volumes
- Successful pilot of Orwak compactors in collection centers to reduce logistical costs



Helping the world recycle

Materials Handling – Financials

TOMRA

Figures in NOK million	1Q 2007	1Q 2006
Revenues	243	218
• US East/Canada	108	114
• US West (California)	135	104
Gross contribution ***in %***	42 *17%*	43 *20%*
Operating expenses	29	29
Operating profit ***in %***	13 *5%*	14 *7%*

Helping the world recycle

Helping the world recycle

TOMRA



Industrial Processing Technology

Industrial Processing Technology – Financials

Figures in NOK million	1Q 2007	1Q 2006
Revenues	163	100
• Nordic	21	9
• Central Europe & UK	68	56
• Rest of Europe	42	11
• US/Canada	10	7
• Rest of World	22	17
Gross contribution *in %*	84 *52%*	48 *49%*
Operating expenses	53	35
Operating profit *in %*	31 *19%*	13 *13%*

Helping the world recycle

Industrial Processing Technology - Order book

NOK million


140
120
100
80
60
40
20
0
CAGR: 26%
1Q04 2Q04 3Q04 4Q04 1Q05 2Q05 3Q05 4Q05 1Q06 2Q06 3Q06 4Q06 1Q07

Helping the world recycle

Industrial Processing Technology – Highlights

Recognition & sorting (TiTech&CommoDaS)

- Continued strong performance in TiTech
  - Revenues up ~70%, profit margin improved due to operational leverage caused by higher volumes
  - Second quarter also expected to be strong, however yoy-growth 2H 2007 expected to be weaker than 1H 2007
- CommoDaS contributing positively
  - Sales up versus previous years
  - Positive contribution to operating profits on the back of higher sales



Volume reduction (Orwak Group)

- Positive development in AB Orwak where revenues are up and operating profit contribution is positive and improved from last year
- Performance in Presona is still weak
  - Negative profit contribution due to cost of 4 MNOK related to restructuring and management changes
  - New management in place during second quarter



Helping the world recycle

Helping the world recycle

TOMRA


Recycling
Recycling

Collection Technology
Non-deposit Solutions

Collection Technology – Non-Deposit Solutions

Figures in NOK million	1Q 2007	1Q 2006
Revenues	16	1
• Central Europe & UK	15	-
• Rest of World	1	1
Gross contribution *in %*	(3) -	0 -
Operating expenses	21	16
Operating profit *in %*	(24) -	(16) -

Helping the world recycle

UK update




- The first 15 centers are now installed and up and running
- High cost of goods sold due to sourcing of components on short notice (change of main sub-supplier in 4Q 2006)
- High opex versus last year due to establishment of Tomra UK organization (remote control center, service technicians etc.) and significant operational challenges related to
  - Technology
  - Customer volumes and behavior
  - Logistics
- New processes for handling challenges initiated
  - Modified design of centers
  - Continous monitoring of center status
  - More frequent emptyings

Helping the world recycle

Japan update

- 50 machines installed so far
- New product (T-63) ready to be rolled out in April
- We expect to get close to original target of 100 machines by end of summer 2007
- RSP model looks to be the most interesting model
  - Revenues based on fee per item/kg or rental models
  - Easier investment decision for customers as upfront investments are limited and cost benefits can be captured immediately
  - With this model revenues will materialize over time rather than at the time of installation




Helping the world recycle

Non-deposit product development: Different needs require different solutions

ARC



ARC Kiosk



Standalone/ CITY



Helping the world recycle

Expectations going forward



Collection Technology - deposit

- Continued strong performance in the Nordic region based on previously announced orders in Finland and Denmark
- Increased installation volumes in Germany
- US operation slightly down on lower sales placements



Materials handling

- Strong profitability on the US East Coast in the high season
- Continued volume growth in California driven by increase in deposit value



Collection Technology – non-deposit

- Positive gross margin per center delivered to the UK, but installation and operation of first 100 centers should be viewed as an investment for future growth and profitability
- Stable cost level in Japan and in remaining business development initiatives



Industrial Processing Technology

- Continued strong growth and profitability in TiTech, however reduced yoy growth per quarter
- Continued growth and margin expansion in CommoDaS
- Improved profitability in the Orwak Group

Helping the world recycle

Helping the world recycle


the world recycle

www.tomra.com

First Quarter 2007

Addendum slide - Major shareholders

1.	Folketrygdfondet	19 758 000	9.7%
2.	Orkla ASA	15 516 500	9.5%
3.	State Street Bank & Client Omnibus D	5 311 674	3.4%
4.	JP Morgan Chase Bank Clients Treaty Account	4 324 239	2.8%
5.	Vital Forsikring ASA, DnB NOR Kapitalforvaltning	3 476 368	2.1%
6.	Danske Bank A/S	3 336 182	1.8%
7.	Clearstrem Banking CID Dept, Frankfurt	3 328 536	1.7%
8.	Tomra Systems ASA	2 934 614	1.4%
9.	Morgan Stanley and Co. Client Equity Account	2 823 100	1.3%
10.	State Street Bank AN A/C Client Omnibus	2 474 968	1.2%
	SUB-TOTAL	**63 284 181**	**38.4%**
	Other shareholders	**113 112 068**	**61.6%**
	TOTAL (10,979 shareholders)	**164 690 217**	**100%**
	Total foreign ownership	**66 238 162**	**40.2%**

Helping the world recycle

Addendum slide - Shareholders by nationality

1.	Norway	59.8%	10 205
2.	Great Britain	13.6%	78
3.	USA	6.6%	160
4.	France	4.0%	23
5.	Denmark	3.4%	53
6.	Luxembourg	2.9%	38
7.	Sweden	2.4%	107
8.	Ireland	1.3%	16
9.	Germany	1.2%	91
10.	Holland	1.0%	56
	TOTAL	**96.7%**	**13 801**

Helping the world recycle

18.04.2007 07:33:29 Marked=OB Utsteder=Tomra Systems ASA Instrument=TOM **MINUTES FROM ANNUAL GENERAL MEETING** generalforsamlingsinfo

---

Please find attached the protocol from Tomra Systems ASA`s Annual General Meeting held on Tuesday 17 April 2007 at the company`s offices in Drengsrudhagen 2, Asker, Norway.

A signed protocol has been faxed to Oslo Stock Exchange.

Asker, 17 April 2007
Tomra Systems ASA

(Office translation)

MINUTES OF

ANNUAL GENERAL MEETING

IN

TOMRA SYSTEMS ASA

The ordinary annual general meeting in Tomra Systems ASA was held on 17 April 2007 at 18.30 at the offices of the company at Drengsrudhagen 2 in Asker, Norway.

The following matters were dealt with:

1. Opening of the general meeting by the chairman of the board of directors. Registration of attending shareholders including shareholders represented by proxy

The chairman of the board of directors, Jan Chr. Opsahl, opened the general meeting and advised that 40,601,270 shares, corresponding to 24.7% of the issued shares were represented, whereof 3.6% by proxy.

A list of attending shareholders is set out in appendix 1.

2. Election of the chairman of the meeting

Jan Chr. Opsahl was elected as chairman of the meeting.

3. Election of one person to sign the minutes together with the chairman of the meeting

Sigurd Humerfelt was elected to sign the minutes together with the chairman of the meeting.

4. Approval of the notice of the meeting and the agenda

There were no objections to the notice of the meeting or the agenda.

The notice and the agenda were approved.

5. Report by the management on the status of the company and the group

President and CEO Amund Skarholt gave a presentation of the group's business in 2006. The annual report and accounts for 2006 were reviewed in the presentation.

6. Approval of the annual accounts and annual report for 2006 for the company and the group, including proposal for dividend distribution

The net income of Tomra Systems ASA in 2006 was NOK 217,5 million. The annual report and accounts for 2006 were presented for approval, including the proposal on dividend distribution from the board of directors. The company's auditor KPMG, represented by Henning Aass, presented the auditor's report.

In accordance with the proposal of the board of directors, the general meeting passed the following resolution:

> *"The annual report and accounts for 2006 are approved. An ordinary dividend of NOK 0.40 per share shall be distributed. The dividend for each share shall be paid out to the registered owner of that share in Verdipapirsentralen by the expiration of 17 April 2007. The shares will be traded on the Oslo Stock Exchange excluding dividend as of 18 April 2007"*

7. Declaration from the board of directors regarding establishment of salary and other remuneration to executive employees

In accordance with the proposal of the board of directors, the general meeting passed the following resolution:

> *"Since no allotment of shares, subscriptions rights, options and other kinds of remuneration related to shares or the development of the share value in the company or other companies within the same company group, and the declaration from the board of directors consequently does not contain any instructions regarding such arrangements, cf. the Norwegian Public Limited Companies Act § 6-16a third period in section one, the declaration from the board of directors regarding establishment of salary and other remuneration to executive employees was noted in full."*

8. Determination of remuneration for the board of directors, board committees and auditor

In accordance with the proposal from the board of directors, the general meeting passed the following resolution:

> *"For 2006 the board of directors is remunerated as follows:*
>
> *Chairman of the board: NOK 680,000 (2005: NOK 650,000)*
> *External board members: NOK 365,000 (2005: NOK 350,000)*
> *Internal board members: NOK 210,000 (2005: NOK 200,000)*
>
> *In addition, a remuneration of NOK 35,000 per annum to leaders, and NOK 30,000 to members, of the compensation committee, audit committee and nomination committee will be paid. If a board member is engaged in extraordinary work beyond ordinary board and committee work, such board member will be remunerated with NOK 10,000 per day limited to a total of NOK 150,000 per annum.*
>
> *The auditor's fees for audit of Tomra Systems ASA for 2006 in accordance with bill of*

NOK 900,000 is approved."

9. Election of the shareholders members of the board of directors, board leader and nomination committee

The general meeting elected the following persons as members of the board of directors for 2007/2008:

Chairman: Jan Chr. Opsahl (re-elected)
Member: Hanne de Mora (re-elected)
Member: Jørgen Randers (re-elected)
Member: Jo Lunder (new)
Member: Hege Marie Norheim (new)

The general meeting elected the following nomination committee for 2007/2008:

Chairman: Rolf Kåre Nilsen (new)
Member: Tom Knoff (re-elected)
Member: Ole Dahl (new)

10. Authorisation regarding directed share issues to effect acquisitions or mergers

In accordance with the proposal from the board of directors, the general meeting passed the following resolution:

"The board of directors is given authorisation to increase the share capital by new issue of shares by up to NOK 16,300,000 (9.9 % of the share capital). The authorisation can only be utilized in connection with mergers with or acquisitions of companies or businesses. The shareholders' preferential right to subscribe according to allmennaksjeloven (Public Limited Companies Act)§ 10-4 may be set aside. The authorisation encompasses non-cash contributions and the right to assume special obligations as well as a decision on a merger. The authorisation shall be valid until the annual general meeting in the spring of 2008. If the authorisation is utilised, the board may change § 4 of the by-laws accordingly."

11. Amendment of the Articles of Association

In accordance with the proposal from the board of directors, the general meeting passed the following resolution:

"The Articles of Associations of the company shall be changed from:

ARTICLES OF ASSOCIATION of TOMRA SYSTEMS ASA

§ 1
The name of the company is Tomra Systems ASA. The company is a Public Limited Company.

§ 2
The company's goal is profitability, job satisfaction and usefulness, which will be achieved by helping the world recycle. The company aims to be No. 1 provider of solutions that make it attractive to return packaging for reuse or recycling. The company may also engage in other business activities.

§ 3
The company's registered office is located in Asker.

§ 4
The share capital is NOK 173,641,864 divided into 173,641,864 shares, each of NOK 1.00 par value. The shares in the company shall be registered in the Norwegian Registry of Securities.

§ 5
The shares are freely transferable. The transfer of shares shall be notified to the Norwegian Registry of Securities within 4 weeks.

Each share has one vote at the company's general meetings. At general meetings the shareholders' voting rights will be based on the total number of shares registered in the Norwegian Registry of Securities on the last working day prior to the general meeting.

§ 6
The Board of Directors shall consist of between 6 and 10 persons and up to two substitute members as decided by the general meeting. Two to three members of the Board of Directors shall be elected from among the company's employees for two years at a time. Otherwise the members of the Board of Directors and the Chairman of the Board of Directors shall be elected by the general meeting for one year at a time.

A nomination committee of two to four members shall be elected for one year at a time.

Documents shall be executed on behalf of the company by the Managing Director or the Chairman of the Board of Directors, in both cases together with one of the members of the company's Board of Directors.

§ 7
The annual general meeting shall be held each year as early as possible and at latest before end of June. Extraordinary general meetings shall be held when so decided by the Board of Directors or required in writing by the company's auditor or one or more shareholders who together represent at least 1/10th of the share capital.

The annual general meeting shall be convened by the Board of Directors with no less than two weeks' written notice to each of the shareholders. Shareholders who wish to attend the annual general meeting must notify the company within time limit specified in the notice of the meeting.

§ 8
The annual general meeting shall:

1. Adopt the profit and loss account and balance sheet for the previous accounting year, closed on the 31 December and audited.
2. Pass resolutions on the application of disposable profits in relation to the adopted balance sheet, and on the payment of dividends.
3. Elect members of the Board of Directors, the nomination committee and an auditor, who shall be a Certified Public Accountant.
4. Set the remuneration of members of the Board of Directors, Board Committee and approve the auditor's remuneration.
5. Consider other matters specified in the notice of the meeting.

to:

ARTICLES OF ASSOCIATION of TOMRA SYSTEMS ASA

§ 1
The name of the company is Tomra Systems ASA. The company is a Public Limited Company.

§ 2
The objectives of the company are profitability, job satisfaction and usefulness, which will be achieved by helping the world recycle. The company aims to be a leading global provider of advanced solutions enabling recovery and recycling of used materials. The company may also engage in other business activities.

§ 3
The company's registered office is in Asker, Norway.

§ 4
The share capital of the company is NOK 164.690.217 divided into 164.690.217 shares, each having a par value of NOK 1.00

§ 5
The shares are freely transferable.

Each share has one vote at the company's general meetings. Shareholders' voting rights at the general meetings will be based on the total number of shares registered in the Norwegian Registry of Securities on the last working day prior to the general meeting.

§ 6

The board of Directors shall consist of between 6 and 10 members and up to 2 substitute members as decided by the general meeting. 2 to 3 members of the Board of Directors shall be elected by and among the company's employees for two years at a time. Moreover, the members of the Board of Directors and its chairman shall be elected by the general meeting for a term of one year at a time.

A nomination committee consisting of 2 to 4 members shall be elected for one year at a time. The leader of the nomination committee is elected by the general meeting.

Documents shall be executed on behalf of the company by the president of the company or the chairman of the Board of Directors, together with one of the members of the company's Board of Directors.

§ 7

The annual general meeting shall be held each year as early as possible and at latest before end of June. Extraordinary general meetings shall be held when so decided by the Board of Directors or required in writing by the company's auditor or one or more shareholders who together represent at least 1/20th of the share capital.

The annual general meeting shall be convened by the Board of Directors with no less than two weeks' written notice to each of the shareholders. Shareholders who wish to attend the annual general meeting must notify the company within time limit specified in the notice of the meeting.

§ 8

The annual general meeting shall deal with and decide on:

1. *Approval of the Annual Accounts and the Annual Report, including the distribution of dividend.*
2. *Election of members of the Board of Directors, a Board Nomination committee, and the election of a certified public accountant as company auditor.*
3. *The remuneration of members of the Board of Directors and its committees, and the remuneration of the company auditor.*
4. *The statement of the Board of Directors concerning remuneration of the management of the company's management."*

* * *

There were no further matters to be dealt with, and the meeting was adjourned

Asker, 17 April 2007

(sign) Jan Chr. Opsahl	(sign) Sigurd Humerfelt

lenke

18.04.2007 07:36:24 Marked=OB Utsteder=Tomra Systems ASA Instrument=TOM **TRADING EX. DIVIDEND** eks.dato

The shares in Tomra Systems ASA will as of Wednesday 18 April 2007 be traded on the Oslo Stock Exchange ex. the 2006 dividend of NOK 0.40 per share.

END